Heritage-Crystal Clean, Inc.

2175 Point Boulevard, Suite 375

Elgin, IL 60123

March 15, 2022

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Heritage-Crystal Clean, Inc.
Registration Statement on Form S-3 File No. 333-262605

VIA EDGAR

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on March 8, 2022, in which we requested the effectiveness of the Registration Statement on Form S-3 (File No. 333-262605) of the Registrant (the “Registration Statement”) be accelerated so that the Company’s Registration Statement be declared effective at 4:30 p.m., Eastern Time, on March 10, 2022 or as soon thereafter as may be practicable. We are no longer requesting that such Registration Statement be declared effective at that time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

HERITAGE-CRYSTAL CLEAN, INC.

By: /s/ Mark DeVita
Name: Mark DeVita
Title: Chief Financial Officer

cc: Heidi Steele (McDermott Will & Emery LLP)